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SEC FILE NUMBER
8-45497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DIVERSIFIED RESOURCES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 JEFFERSON BOULEVARD
(No. and Street)

WARWICK	RI	02888
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUTIE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KAREN J. BACON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DIVERSIFIED RESOURCES, LLC _____, as of DECEMBER 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Karen J. Bacon_

Title:
PRINCIPAL _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025

DIVERSIFIED RESOURCES, LLC
CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Diversified Resources, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Diversified Resources, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Diversified Resources, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Diversified Resources, LLC's management. Our responsibility is to express an opinion on Diversified Resources, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Diversified Resources, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Diversified Resources, LLC's auditor since 2025.

Maitland, Florida

March 12, 2026

DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash at bank	$	185,730
Accounts receivable		562,568
Prepaid expenses		15,658
Furniture and equipment, net of accumulated depreciation of $29,167		64,433
Leasehold improvements, net of accumulated depreciation of $13,917		58,695
Right of use asset		308,381
Investment in mutual fund (cost basis $37,450)		36,632
Total Assets	$	1,232,097

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	20,205
Accrued pension		44,110
Accrued payroll		3,776
Operating lease liability		308,381
Total Liabilities		376,472
Total Liabilities		376,472
Member's Equity		855,625
Total Liabilities and Member's Equity	$	1,232,097

See accompanying notes to the financial statement.

NOTE 1 – ORGANIZATION

Diversified Resources, LLC ("the Company") was organized in 2001 in the State of Rhode Island. The Company is registered with the Securities and Exchange Commission as a Registered Investment Advisor ("RIA") and also as a Broker and Dealer. The Company earns fees as an RIA for asset management services and investment advice and also earns commissions as a broker from the sale of mutual fund shares and annuity and insurance products.

Client funds and investments under management for investment advisory by the Company are held by a third-party custodian, SEI Investments Company or one of its affiliates ("SEI"). SEI offers no-load mutual funds in various asset allocation models. The Company does not hold funds, investments or other customer accounts for its clients.

The Karen J. Bacon Revocable Trust – 2023 is the sole owner of the Company.

The Company is subject to regulation by the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when fees for services are earned and expenses are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account held at a bank and a money market fund in a broker account with SEI.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and equipment

Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Leasehold Improvements

Leasehold improvements are being amortized over the lease term including the five-year extension option through 2034. The extension period is included because Company management believes that it is more likely than not that the extension option will be exercised.

Investments

All investment securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in net income. Changes in unrealized gains and losses are also included in net income.

Fair value measurements

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect management's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. Quoted prices in markets which are not active, quoted prices for assets or liabilities which are not identical to those being valued, inputs other than quoted prices that are observable either directly or indirectly.

Level 3. Inputs that are both unobservable and significant to the valuation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Commissions
The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities. Commissions related expenses are recorded on the trade date and paid within several days of the trade. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks of ownership have been transferred to the purchaser. Annuities and various insurance products are recognized when accepted by the insurance company and the policy becomes effective.

The Company also earns fees paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds.

Investment advisory fees
The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. The fees are calculated and charged to the client accounts by the custodian of the client accounts at the end of each quarter. The Company recognizes the revenue as earned over time and accrued at period end. The fees are typically remitted by the custodian to the Company several days after the end of the quarter.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Taxable income of the Company is passed through to the grantor of the Company's sole member and is reported on her individual tax return. Accordingly, no federal or state income tax expense has been recorded in the Company's financial statements.

Leases

At the inception in 2024 of a long-term lease for its office premises the Company recorded a liability for the present value of all future lease payments required under the lease, using the Company's estimated incremental borrowing rate. An ROU asset was recorded for the right to use the premises during the lease term. The liability accretes each reporting period. Monthly lease payments are applied to reduce the liability. The single lease cost is inclusive of the interest accretion and ROU amortization, recognized generally on a straight-line basis.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leases its office premises from Karen J. Bacon and Brad Bacon. Karen J. Bacon is the President of the Company and the Trustee of the Karen J. Bacon Revocable Trust – 2023 which is the sole owner of the Company's member interest. See Note 4 for a description of the lease terms.

For the year ended December 31, 2025 a consulting fee in the amount of $25,000 was paid to a relative of Karen J. Bacon, for management services.

NOTE 4– NEW LEASE

The Company entered into a five-year lease which includes a renewal option for additional (5) five years with a related party, as described in Note 3, which commenced on February 1, 2024. The lease provides for fixed payments of $4,000 per month. The Company also pays condominium fees and real estate taxes associated with the premises. The Company has an option to renew for an additional five-year term at a rate to be negotiated at the time of renewal.

Generally accepted accounting principles require a lessee under a long-term operating lease to record an operating lease liability equal to the present value of the future fixed payments required under the lease. The Company recorded a lease liability at inception of the lease, using its estimated incremental borrowing rate of 6.0% per annum to calculate the present value. The lease liability is increased each year by accrued interest, and decreased by the monthly fixed lease payments. The balance of the lease liability for future lease payments was $308,381 at December 31, 2025.

Because the lease provides for the same monthly fixed lease payment over the lease term, the lease cost is equal to the amount of the payments, and each year the right-of-use asset is reduced by the same amount as the reduction in the lease liability.

Lease costs for 2025 are summarized as follows:

Included in occupancy expense:	
Fixed rent – January – December	$ 48,000
Variable costs – condominium fees	
January – December	18,000
	66,000
Included in local taxes expense – real estate taxes	8,033
Total lease costs	$ 74,033

Occupancy expense on the statement of operations also includes $10,907 for electricity costs.

NOTE 4 – NEW LEASE (CONTINUED)

Minimum lease payments over the next 10 years (includes renewal option) are as follows:

2026	$	48,000
2027		48,000
2028		48,000
2029		48,000
2030		48,000
Thereafter		148,000
Total	$	388,000

NOTE 5– RETIREMENT PLAN

The Company maintains a defined contribution and profit sharing retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company makes a safe harbor non-elective contribution of 3% of any eligible employee's annual compensation. The Company may also make a profit-sharing contribution in an amount determined at the discretion of management. The estimated amount of the contributions to be made for the current year is accrued at the end of the year, to be paid in the following year. The retirement plan expense of $41,113 for 2025 includes $20,000 profit-sharing and $24,110 for the 3% safe-harbor contribution.

NOTE 6– CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains most of its cash and cash equivalents in a bank checking account, the balance of which, at times, may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. A substantial portion of accounts receivable are investment advisory fees due from SEI, the custodian of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI to the Company within several days.

NOTE 7– FAIR VALUE MEASUREMENTS

The Company's investment in a mutual fund is carried at fair value, using the published net asset value per share of the fund as of December 31, 2025. The net asset value per share is the price at which the fund offers and redeems its shares. Fair value measurements as of December 31, 2025 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment in Mutual Fund				
Domestic Fixed Income	$ 36,632	$ -	$ -	$ 36,362

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2025 the Company had net capital of $150,948, excess net capital of $145,948, and its aggregate indebtedness to net capital ratio was 0.45 to 1.

NOTE 9 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory services, agency transactions in mutual funds, variable annuities, and insurance products. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derives revenue primarily from North America.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 12, 2026, the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.